January 13, 2011

U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Division of Corporation Finance

RE:	Command Security Corporation Form 10K for the fiscal year ended March 31, 2010 Filed June 25, 2010 Definitive Proxy Statement on Schedule 14-A Filed July 29, 2010 File No. 001-33525

Ladies and Gentlemen:

On behalf of Command Security Corporation (the "Company"), we transmit herewith the Company’s responses to the comments of the Staff (the "Staff") of the Securities and Exchange Commission (the "Commission") to the Company's filings referenced above (the "Filings"), as set forth in your letter to the Company dated November 18, 2010.  As requested by the Staff, the Company will address the Staff's comments in its future filings with the Commission, as appropriate.

Particularly, we wish to advise the Staff as follows (The numbered paragraphs set forth herein correspond to the numbered paragraphs in the Staff's letter):

5.  Other Assets, page F-10

1.

	Shares Issued	Avg. Issue Price	Original Investment	Market Price	FMV	Unrealized Gain (Loss)	Months in an Unrealized Loss Position

31-Mar-10
Delta Air Lines Inc.	25,812	16.45	424,521	14.59	376,597	(47,924)	Over 12
Other, net	383	3.21	1,231	1.65	632	(599)	Over 12
Total	26,195	16.25	425,752	14.40	377,229	(48,523)

	Shares Issued	Avg. Issue Price	Original Investment	Market Price	FMV	Unrealized Gain (Loss)	Months in an Unrealized Loss Position
30-Jun-10
Delta Air Lines Inc.	25,812	16.45	424,521	11.75	303,291	(121,230)	Over 12
Spansion Inc.	6,039	15.12	91,310	16.31	98,496	7,186
Other, net	398	3.10	1,231	2.16	858	(373)	Over 12
Total	32,249	16.03	517,062	12.49	402,645	(114,417)

Under ASC 320, an investment is impaired if the value is less than the cost.  Impaired investments must be further analyzed to determine whether the impairment is deemed other than temporary.  ASC 320’s guidance on the assessment of other-than-temporary impairment of equity securities is principally through the reference to SEC Topic 5M.  Ultimately, the recognition of an other-than-temporary impairment requires judgment by management based on the underlying facts and circumstances.

An excerpt from Topic 5M follows:

There are numerous factors to be considered in such an evaluation and their relative significance will vary from case to case.  The staff believes that the following are only a few examples of the factors which, individually or in combination, indicate that a decline in value of an equity security classified as available-for-sale is other than temporary and that a write-down of the carrying value is required.

a.	The length of the time and the extent to which the market value has been less than cost;

b.
The financial condition and near-term prospects of the issuer, including any specific events which may influence the operations of the issuer such as changes in technology that may impair the earnings potential of the investment or the discontinuance of a segment of the business that may affect the future earnings potential; or

c.	The intent and ability of the holder to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in market value.

In our assessment of whether the unrealized losses at March 31, 2010 and June 30, 2010 were other than temporary with respect to investments in a continuous unrealized loss position for more than twelve months, we considered the financial condition, business prospects and creditworthiness of the issuer, the length of time that fair value was less than cost, the relative amount of the decline and our ability and intent to hold the investment until the fair value recovered.  We believe this assessment is consistent with the criteria in Topic 5M.

We point out that under Topic 5M, the length of time that the fair value of a security is less than cost is one factor, but not the only factor, to be considered in assessing whether an impairment is other than temporary.  While we recognize that under current accounting principles generally accepted in the United States of America, disclosures are required for unrealized losses that have been in a continuous unrealized loss position for more than twelve months, we do not necessarily believe that a continuous unrealized loss of more than twelve months is by itself conclusive in determining whether or not an other-than-temporary impairment is appropriate.

2.      As of March 31, 2010 and June 30, 2010, approximately 99% and 106%, of the $48,523 and $114,417, respectively, of unrealized losses that were  in continuous unrealized loss positions for more than twelve months relate to one issuer, Delta Air Lines (“Delta”)($47,924 and $121,230, or 11% and 29% of cost, respectively).  This security was principally acquired during 2007 and 2008.

At March 31, 2010 and June 30, 2010, we reviewed publicly available information on Delta and concluded that their underlying business was financially sound and continued to possess significant future earnings potential, and that is was likely that their stock price would eventually exceed our original cost.  We also concluded that the market price declines in Delta of 11% and 29% as of March 31, 2010 and June 30, 2010, respectively, were not extraordinary given their completion of integration with Northwest Airlines, economic and other airline industry conditions prevalent in 2010.

At March 31, 2010 and June 30, 2010, we further concluded we had the ability and intent to hold this security to its anticipated recovery.  We believe it is reasonably possible that the market price of Delta will recover to our cost within the next one to two years assuming that there are no material adverse events affecting Delta or the airline industry in which it operates.  As of December 31, 2010, the market price of Delta increased 7.2% since June 30, 2010.

Based on the information presented above, we believe that our conclusions to not record other-than-temporary impairment charges on Delta was appropriate and in accordance with ASC 320 and Topic 5M.  We will continue to evaluate the unrealized losses in our investments in equity securities in future periods based on the information currently available and assess whether impairment losses should be appropriately considered other than temporary for financial reporting purposes.

Directors, page 10

3.
In the Company’s future filings with the Commission, we will revise the disclosure of the background of each of our directors, including nominees to our board of directors to comply with Item 401(e)(1) of Regulation S-K, which requires a description of the specific experience, qualifications, attributes and skills that led to the conclusion that the person should serve as a director in light of our company's business and structure, substantially as set forth below.  The underscored language below reflects the additional disclosure we will make in our future filings in response to the Staff’s comments.  Please note that Robert S. Ellin resigned as a member of our board of directors and as a member of all committees of the board on September 6, 2010.

Information Concerning Executive Officers, page 15

4.
In the Company’s future filings with the Commission, we will revise the biographical information of Barry I. Regenstein to disclose all other directorships held by Mr. Regenstein during the past five years in any company with a class of securities registered pursuant to Section 12 of the Exchange Act or subject to the requirements of section 15(d) of the Exchange Act, substantially as set forth below.  The underscored language below reflects the additional disclosure we will make in our future filings in response to the Staff’s comments.  No other director disclosed in the Company’s proxy statement has served during the past five years as a director of any company with a class of securities registered pursuant to Section 12 of the Exchange Act or subject to the requirements of Section 15(d) of the Exchange Act.

COMMAND PROXY

Proposal One

Election of Directors

Our Board is currently comprised of seven (7) members divided into two classes of directors serving staggered two-year terms.  Class I currently consists of four directors: Edward S. Fleury, Peter T. Kikis, Laurence A. Levy and Martin C. Blake, Jr.  Class II currently consists of three directors: Barry I. Regenstein, Robert S. Ellin and Thomas P. Kikis.

The Class I directors of the Company will continue in office for their existing terms, which expire at the 2011 annual meeting of shareholders or when their respective successors are elected and have been duly elected and qualified.  The Class II directors of the Company to be elected at the Annual Meeting will serve for a term of two years, expiring at the annual meeting of shareholders in 2012 or until their respective successors are elected and have qualified.

Unless authority to vote for directors is withheld, the Company intends that the shares represented by the enclosed proxy will be voted for the election of the nominees listed below.  In the event the nominees become unable or unwilling to accept nomination or election, the shares represented by the enclosed proxy will be voted for the election of such persons as the Board of Directors may select.  The Board of Directors has no reason to believe that the nominees will be unable or unwilling to serve.

Directors are elected by a plurality vote of the aggregate voting power of the shares of outstanding common stock, present in person or represented by proxy, voting together as a single class. Accordingly, the three (3) nominees for Class II director receiving the highest number of affirmative votes for such class will be elected.

Directors

Set forth below is certain information regarding the Company's directors, including information furnished by them as to their principal occupations and business experience for the past five years, membership on committees of the board and directorships held by them in other publicly-held companies, their respective ages as of July 29, 2010 and the year in which each became a director of the Company. Each director has served continuously with the Company since his first election as indicated below.

Name	Age	Position with the Company	Director Since

Class II nominees for terms ending in 2012

Thomas P. Kikis	49	Director	2004

Robert S. Ellin	45	Director	2004

Barry I. Regenstein	53	President, Chief Financial Officer and Director	2007

Continuing Class I Directors:

Edward S. Fleury	68	Chief Executive Officer and Director	2008

Peter T. Kikis	87	Director and Chairman of the Board	2004

Martin C. Blake, Jr.	56	Chief Operating Officer and Director	2004

Laurence A. Levy	62	Director	2008

Nominees for Class II of our Board of Directors

Thomas P. Kikis has served as one of our directors since August 2004.  Mr. Kikis is the managing member of Arcadia Securities, LLC, a New York based registered broker-dealer which he organized in 1998.  He is also the President of Kikis Asset Management, a New York - based money management firm he started in 1991.  Prior to that, he was Vice President in charge of trading and a Portfolio Manager at Deltec Securities, the New York subsidiary of an international investment bank.  Previously he was an investor and a director of the Company from October 1997 to September 2000.  Mr. Kikis has a B.A. from Princeton University and an Executive M.B.A. in Finance from the New York University Stern Graduate School of Business.   As a long-time investor with experience investing in public companies having a similar market capitalization as the Company, Mr. Kikis contributes valuable advice to our board regarding the Company’s challenges and opportunities, financial issues and our obligations as a public company. For these reasons, our board has concluded that Mr. Kikis should serve as a director of the Company.

Robert S. Ellin has served as one of our directors since August 2004. Mr. Ellin is a Managing Member of Trinad Capital L.P., a hedge fund dedicated to investing in micro-cap public companies.  Prior to joining Trinad Capital, Mr. Ellin was the founder and President of Atlantis Equities, Inc. (“Atlantis”), a personal investment company.  Founded in 1990, Atlantis had actively managed an investment portfolio of small capitalization public companies as well as select private company investments.  Mr. Ellin frequently played an active role in Atlantis investee companies including board representation, management selection, corporate finance and other advisory services.  Through Atlantis and related companies Mr. Ellin spearheaded investments into ThQ, Inc., Grand Toys and Forward Industries, Inc. and completed a leveraged buyout of S&S Industries, Inc., where he also served as President from 1996 to 1998.  Prior to founding Atlantis, Mr. Ellin worked in Institutional Sales at LF Rothschild, and prior to that he was Manager of Retail Operations at Lombard Securities.  Mr. Ellin has a B.A. from Pace University.  Mr. Ellin is also a member of each of the board of directors of Mandalay Media Inc., Atrinsic, Inc. and Lateral Media Inc.  Mr. Ellin resigned as a member of our board of directors and as a member of all committees of the board on September 6, 2010.

Barry I. Regenstein has served as our President since January 2006 and as our Executive Vice President and Chief Operating Officer from August 2004 until December 2005, and also as our Chief Financial Officer since October 2004.  Mr. Regenstein has over 30 years of experience including over 25 years in operations and finance of contract services companies.  Most recently, Mr. Regenstein rendered consulting services for Trinad Capital, L.P., a shareholder of the Company, and its affiliates, from February 2004 until August 2004.  Prior to that period, Mr. Regenstein served as a Senior Vice President and Chief Financial Officer of GlobeGround North America LLC (formerly Hudson General Corporation), an airport services company from 2001 until 2003.  Mr. Regenstein also served as Vice President and Chief Financial Officer of GlobeGround North America LLC from 1997 to 2001 and was employed in various executive capacities with GlobeGround North America LLC since 1982.  Prior to joining Hudson General Corporation, he was with Coopers & Lybrand in Washington, D.C.  Mr. Regenstein has also served as a member of the board of directors of a number of publicly held companies.  From December 2005 until August 2009, Mr. Regenstein served as a member of the board of directors of ProLink Holdings Corp., a company whose common shares are publicly traded in the over the counter market (“OTC”).  From March 2005 until February 2008, Mr. Regenstein served as a member of the board of directors of StarVox Communications, Inc., a company whose common shares are publicly traded in the OTC.  From October 2006 until February 2008, Mr. Regenstein served as a member of the board of directors of New Motion, Inc., a company whose common shares are publicly traded in the OTC.  From February 2005 until November 2009, Mr. Regenstein served as a member of the board of directors of Mandalay Media, Inc., a company whose common shares are publicly traded in the OTC.  Mr. Regenstein is also a member of the board of directors of Zoo Entertainment, Inc., a company whose common shares are publicly traded on the NASDAQ.  Mr. Regenstein is a Certified Public Accountant and received a B.S. in Accounting from the University of Maryland and an M.S. in Taxation from Long Island University.  As the President and Chief Financial Officer of the Company, Mr. Regenstein contributes valuable advice to our board regarding the Company’s ongoing operations and its short- and long-term challenges and opportunities. He also serves as a conduit between the board and management while overseeing management’s efforts to realize the board’s strategic goals.  For these reasons, our board has concluded that Mr. Regenstein should serve as a director of the Company.

Peter T. Kikis is the father of Thomas P. Kikis.  There are no other family relationships among any of our directors or executive officers.

Incumbent Class I Directors

Edward S. Fleury joined the Company as Chief Executive Officer and was elected to our Board in September 2008.  Mr. Fleury has over 40 years experience in a variety of senior management positions in Guarding, Electronic Security, Cleaning, Pest Control and Health Care Products in North America.  The last 16 years have been with Rentokil Initial Plc., one of the largest service companies in the world.  In addition to Rentokil Initial, Mr. Fleury has held Executive or CEO positions with Burns International, Wells Fargo Security and National Guardian Corporation.  During his time with these organizations, Mr. Fleury was also responsible for acquisition strategy and was directly involved in negotiating many of their transactions.  He has been involved in successfully completing and integrating more than 80 merger and acquisition transactions ranging in price from $200,000 to $150 million. Over the last two years, his responsibility for Rentokil Initial was as Director of Mergers and Acquisitions North America for all service related businesses.  Mr. Fleury received a B.S. in Economics from Villanova University and attended Fairleigh Dickinson University Graduate School.  As the Chief Executive Officer of the Company, Mr. Fleury contributes valuable advice to our board regarding the Company’s ongoing operations and its short- and long-term challenges and opportunities. He also serves as a conduit between the board and management while overseeing management’s efforts to realize the board’s strategic goals.  For these reasons, our board has concluded that Mr. Fleury should serve as a director of the Company.

Peter T. Kikis has served as one of our directors since August 2004 and was named Co-Chairman of the Board in September 2006. Since 1950, Mr. Kikis has been the President and a principal in Spencer Management Company, a real estate development and management company in New York.  Previously he was an investor and a director of the Company from February 1995 to September 2000.  As a long-time investor with experience investing in public companies having a similar market capitalization as the Company as well as private companies involved in a number of industries, including the security industry, Mr. Kikis contributes valuable advice to our board regarding the Company’s challenges and opportunities, financial issues and short- and long-term business strategy. For these reasons, our board has concluded that Mr. Kikis should serve as a director of the Company.

Martin C. Blake, Jr. has served as one of our directors since October 2004.  Mr. Blake has served as our Chief Operating Officer since January 2006.  Mr. Blake has been employed by the Company since 1995, and served as Vice President and head of our Aviation Division from 1995 to December 2005.  Mr. Blake has over thirty years of experience in aviation security services.  Prior to joining the Company in 1995, Mr. Blake retired as a Major in the United States Air Force, where he served in a variety of senior management positions.  Mr. Blake's last assignment was as the Program Manager for Electronic Security Systems, Electronic Systems Division.  In this capacity he managed a $20 million annual program responsible for global marketing, procurement, and deployment of electronic security systems.  He was responsible for integrating security systems and programs at international airports in Germany, Turkey and the United Kingdom.  Previously, Mr. Blake was the Director of Security at the Department of Defense's largest classified air flight facility, incorporating over 1,200 square miles of restricted air space. Establishing aviation security programs for major aircraft defense contractors was an integral responsibility of his position.  Mr. Blake also served as the Security Program Manager for Air Force space programs, including security for the Space Shuttle and expendable space launch vehicles.  He also led the effort to integrate a shared automated entry control system for use at Cape Canaveral, Kennedy Space Center and the Johnson Space Center.  As the Chief Operating Officer of the Company, Mr. Blake contributes valuable advice to our board regarding the Company’s ongoing operations and its short- and long-term challenges and opportunities. He also serves as a conduit between the board and management while overseeing the Company’s operations to realize the board’s strategic goals.  For these reasons, our board has concluded that Mr. Blake should serve as a director of the Company.

Laurence A.  Levy was elected to our Board in June 2008.  Mr. Levy brought a rich blend of skills developed over 35 years of practicing law including more than two decades counseling political, governmental and business leaders. Mr. Levy joined the law firm Bracewell & Giuliani in the New York office in February 2010.  He works with the White Collar Criminal Defense and Special investigations practice, leveraging his experience as both a prosecutor and Inspector General in New York City; and representation of government officials, trade associations, nonprofit organizations, political committees, and corporations in regulatory and white collar matters in private practice.  He also works with the Ethics and Political Law group representing candidates, companies, political committees and individuals interested in participating in the political processes of government.  In April 2008, following his tenure as General Counsel of the Rudy Giuliani Presidential Committee, Inc., Mr. Levy opened the New York Office of HoltzmanVogel PLLC where he represented clients in a wide variety of political, nonprofit, ethics and White Collar matters.  Prior to joining the Giuliani presidential campaign, Mr. Levy served as Director and Counsel of Giuliani Partners from April 2003 through April 2008, a management, financial and security consulting firm. Before entering the private sector, Mr. Levy served as Deputy Counsel to Mayor Giuliani, from February 1997 through December 2001.  In addition to his political legal expertise, Mr. Levy has successfully managed large economic development projects.  While working in City Hall, he helped bring the Yankee’s and Mets minor league teams to New York, and assisted in many financial and logistical aspects of building their new stadiums.  In January 2002, Mr. Levy assumed a full time position as President of the Twin Towers Fund, a charity devoted to helping the families of rescue workers killed or seriously injured in the terrorist attack on the World Trade Center on September 11th.  Mr. Levy continues to remain active in charitable endeavors such as Chairman of America’s Camp Foundation and President of the National Law Enforcement and Firefighters Children’s Foundation.  From 1982 to 1997, Mr. Levy served on the Executive Staff of Corporation Counsel of the City of New York.  He was responsible for the supervision, training and management of over 600 attorneys as well as serving as lead counsel in major litigation and directly counseling Mayors Koch, Dinkins and Giuliani.  Earlier in his career he served as an Assistant District Attorney in New York and an Administrative Law Judge.  Mr. Levy served as an Adjunct Professor teaching New York Practice and Trial Advocacy at St. John’s University Law School from 1996 to 2002; he received his J.D. there in 1976.  He held a similar position at Fordham University School of Law teaching from 1993 to 2002.  As an attorney with many years of experience, My Levy contributes valuable advice to our board regarding a broad range of legal issues and their relationship to our strategy, operations, contracts and acquisition opportunities.  For these reasons, our board has concluded that Mr. Levy should serve as a director of the Company.

The Board of Directors unanimously recommends a vote FOR the election of each of the Class II nominees for director listed above.

Summary Compensation Table, page 22

5.	We have revised the Executive Compensation information for each of the last two fiscal years as required by Item 402(n) of Regulation S-K.

6.
Please note that the figures in both our Summary Compensation and Director Compensation tables as filed in the Company’s proxy statement reflect aggregate grant date fair value of option awards as computed in accordance with FASB Accounting Standards Codification Topic 718, as required by Item 402(n)(2)(v) and Item 402(r)(2)(iii) of Regulation S-K.  Accordingly, no revisions to these disclosures are deemed necessary.

We have revised the footnotes to the Summary Compensation table to disclose all assumptions made in the valuation of option awards to executive officers of the Company as required by Instruction 1 to Item 402(n)(2)(v) and (n)(2)(vi).  Please note that the comparable footnote information for the Director Compensation table as required by Item 402(r) appears in the Company’s proxy statement under footnote 2 to such table.

COMMAND PROXY

Executive Compensation

Summary Compensation Table

The following table sets forth information regarding compensation earned by our Named Executive Officers for services during our fiscal years ended March 31, 2010 and 2009, whether or not such amounts were paid in such year;

Name and Principal Position	Year	Salary	Bonus	Option Awards	All Other Compensation	Total
(a)	(b)	($) (c)	($) (d)	($)(2)(3) (f)	($)(1) (i)	($) (j)

Edward S. Fleury*	2010	301,154	--	21,024	25,000	347,178
CEO	2009	139,425	12,500	--	25,000	176,925

Barry I. Regenstein***	2010	285,577	--	21,024	30,000	336,601
President & CFO	2009	275,000	50,000	--	30,000	355,000

Martin C. Blake, Jr.***	2010	285,577	--	21,024	--	306,601
COO	2009	275,000	50,000	--	11,290	336,290

John C. Reed	2010	110,000	--	2,628	14,971	127,599
RVP	2009	116,747	10,000	--	3,888	130,635

William A. Vigna	2010	108,000	--	3,154	27,750	138,904
RVP	2009	107,846	15,000	--	13,317	136,163

Joseph T. Conlon**	2010	165,000	--	3,154	--	168,154
RVP	2009	111,057	7,425	--	145	118,627

Rafael A. Diaz	2010	100,000	--	1,577	5,100	106,677
RVP	2009	91,635	--	--	5,561	97,196

    *Mr. Fleury commenced employment with the Company on September 29, 2008.

  **Mr. Conlon commenced employment with the Company on July 21, 2008.

***Includes additional bonus compensation of $25,000 with respect to fiscal year ended March 31, 2008.

(1)
The amounts in this column reflect applicable automobile allowances, license holder allowances, commissions and unused vacation pay for each named executive officer in the amounts set forth in the table.

(2)	The amounts in this column reflect stock options awarded on May 27, 2010 in respect of service for our fiscal year ended March 31, 2010.

(3)
The amounts in this column reflect the compensation costs for financial reporting purposes under FASB ASC 718, Stock Compensation, without regard to forfeiture assumptions.  The weighted average estimated values of stock options granted on May 27, 2010 to executive officers for service during our fiscal year ended March 31, 2010 was $.53.  The weighted average assumptions used in the Black-Scholes option model were as follows:  risk free interest rate – 1.00%; years until exercise – 3.00; volatility – 30.3%; dividend yield – 0.00%; and termination rate – n/a.

The foregoing information will be disclosed in the Company's future filings with the SEC, as and where appropriate, as requested by the Staff.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosures in the filings;
•	staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the foregoing responses, please contact the undersigned at (845) 454-3703.

Sincerely,

Barry I. Regenstein
President, Command Security Corporation

cc: Mr. Larry Spirgel
Assistant Director